September 11, 2025

Kristin Yarema
Chief Executive Officer
ImageneBio, Inc.
12526 High Bluff Drive, Suite 345
San Diego, CA 92130

       Re: ImageneBio, Inc.
           Registration Statement on Form S-1
           Filed September 8, 2025
           File No. 333-290108
Dear Kristin Yarema:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Asa Henin, Esq.